Mail Stop 3233

                                                           December 13, 2018

Via E-mail
R. Steven Hamner
Chief Financial Officer
Medical Properties Trust, Inc.
MPT Operating Partnership, L.P.
1000 Urban Center Drive
Suite 501
Birmingham, AL 35242

        Re: Medical Properties Trust, Inc.
            MPT Operating Partnership, L.P.
            Form 10-K for the Fiscal Year Ended December 31, 2017
            Filed March 1, 2018
            Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 9, 2018
            File No. 001-32559 and 333-177186

 Dear Mr. Hamner:

       We have reviewed your November 30, 2018 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comments, we may have additional comments.
Unless we note otherwise, our reference to a prior comment is to a comment in our October 26,
2018 letter.
 Steven Hamner
Mortgage Properties Trust, Inc. and MPT Operating Partnership, L.P.
December 13, 2018
Page 2

Form 10-Q for the Quarterly Period Ended September 30, 2018

3. Real Estate and Lending Activities

Joint Venture Transactions, page 13

1. Please clarify for us the nature of the 290 million shareholder loan and tell us how you are accounting for the shareholder loan in connection with the Primotop joint venture transaction. Please reference the authoritative accounting literature management relied upon.


2. Your disclosure states that your 50% equity investment in the Primotop joint venture transaction is valued at approximately 211 million. In light of your determination that the fair value of the contributed properties is 1.635 billion and the gross proceeds of recently issued related debt was 655 million, please clarify for us how you determined that your 50% equity interest is valued at 211 million. Please reference the authoritative accounting literature management relied upon.


        You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-
3295 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           /s/ Jennifer Monick

                                                           Jennifer Monick
                                                           Assistant Chief
Accountant
                                                           Office of Real
Estate &
                                                           Commodities